Exhibit 99.1

Baozun Announces Appointment of New Director

SHANGHAI, China – July 11, 2017 – Baozun Inc. (Nasdaq: BZUN) ("Baozun" or the "Company"), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, today announced that Ms. Jessica Xiuyun Liu has been appointed as a director on the Board of Directors (the “Board”), effective from July 11, 2017.

Ms. Jessica Xiuyun Liu currently serves as the president of Tmall apparel at Alibaba Group. Ms. Liu joined Alibaba Group in August 2012 as the head of Tmall shoes department. Since then, she has served in various leadership roles in Alibaba Group, including the head of Tmall menswear department and the head of Tmall sports & outdoor department. Prior to joining Alibaba Group, Ms. Liu worked in Amazon China as the director of sports and outdoors from 2005 to 2012. Ms. Liu has more than 17 years of management experience and is specialized in business operations, key account management, new business initiatives and corporate management. Ms. Liu received her bachelor’s degree in economics from Nankai University in 1997 and her master's degree in economics from the University of International Business and Economics in 2000 in China.

In addition, Ms. Qian Wu has resigned from her position as a member of the Board for personal reasons, effective from July 11, 2017.

“I would like to thank Qian for her valuable contribution to Baozun over the past few years,” commented Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun. “I wish her all the best in her future endeavors. I’d also like to warmly welcome Jessica to the Board. Alibaba has long been a strategic partner of ours and I look forward to working closely with Jessica going forward and benefiting from her extensive experience in China’s e-commerce industry.”

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Baozun Inc.

Baozun is the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China by selling their goods directly to customers online or by providing services to assist with their e-commerce operations. The Company's integrated end-to-end brand e-commerce capabilities encompass all aspects of the e-commerce value chain, covering IT solutions, store operations, digital marketing, customer services, warehousing and fulfillment.

For more information, please visit http://ir.baozun.com

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Caroline Dong

ir@baozun.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com